OPEXA THERAPEUTICS, INC.
                         2635 North Crescent Ridge Drive
                           The Woodlands, Texas 77381


                                                            February 13, 2008

VIA EDGAR
---------
Mr. Jeffrey Riedler
United States Securities and
 Exchange Commission
Mail Stop 6010, 100 F Street, N.E.
Washington, D.C. 20549

     Re:   Opexa Therapeutics, Inc. (the "Company")
           Registration Statement on Form SB-2 originally filed November 6, 2007 (File No. 333-147167) ( the "Registration Statement")
           -----------------------------------------------------

VIA FACSIMILE: (202) 772-9217 Attention: Jennifer Riegel

Ladies and Gentlemen:

     The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 A.M. Wednesday, February 13, or as soon thereafter as practicable.

     In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                                 Very truly yours,

                                                 OPEXA THERAPEUTICS, INC.

                                                 By: /s/ Lynne Hohlfeld
                                                     ------------------
                                                     Lynne Hohlfeld
                                                     Chief Financial Officer